SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9/A
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

ERIE FAMILY LIFE INSURANCE COMPANY
(Name of Subject Company)
ERIE FAMILY LIFE INSURANCE COMPANY
(Name of Person(s) Filing Statement)
Common stock, par value $0.40 per share

(Title of Class of Securities)
295242 10 1

(CUSIP Number of Class of Securities)
Jan R. Van Gorder, Esquire
Senior Executive Vice President,
Secretary and General Counsel
Erie Family Life Insurance Company
100 Erie Insurance Place
Erie, Pennsylvania 16530
(814) 870-2000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Statement”) filed on April 27, 2006 with the Securities and Exchange Commission (the “SEC”) by Erie Family Life Insurance Company, a Pennsylvania stock life insurance company (“EFL”), in connection with the cash tender offer by Erie Acquisition Inc., a Pennsylvania corporation (the “Purchaser”), that is owned 21.6% by Erie Indemnity Company, a Pennsylvania corporation (“Erie Indemnity”), and 78.4% by the Erie Insurance Exchange, a Pennsylvania reciprocal insurance exchange (the “Exchange”), to purchase all outstanding shares of EFL common stock not owned by Erie Indemnity or the Exchange at a price of $32.00 per share, without interest, net to each seller in cash, upon the terms and subject to the conditions set forth in the Purchaser’s Offer to Purchase, dated April 27, 2006, and the related Letter of Transmittal (which terms and conditions, as amended or supplemented, collectively constitute the “Offer”). The Offer is disclosed in a Tender Offer Statement and Rule 13e-3 Transaction Statement filed with the SEC under cover of Schedule TO, dated April 27, 2006.
Item 8. Additional Information.
     The information contained in Item 8 of the Statement is hereby amended to read in its entirety as follows:
     “Shareholder Litigation. On May 15, 2006, an individual shareholder of EFL filed a complaint in the United States District Court for the Western District of Pennsylvania purporting to commence a class action lawsuit against Erie Indemnity, the Exchange, EFL and each of the individual board members of Erie Indemnity and EFL. The complaint was styled as Lin Lan v. Ludrof, et al (C.A. No. 06-114E). In general, the complaint alleges, among other things, breaches of fiduciary duty by Erie Indemnity, the Exchange, EFL and each of the current individual board members of Erie Indemnity and EFL other than Kaj Ahlmann in connection with the Offer and Merger. Among other remedies, the complaint seeks rescission in the event the proposed transaction occurs and damages in an unspecified amount. EFL intends to defend the claims vigorously.”
ITEM 9 Exhibits.
     The following exhibit is filed herewith.
(a)(2)	Complaint titled Lin Lan vs. Jeffrey A. Ludrof, et al. (C.A. No. 06-114E) filed on May 15, 2006 in the United States District Court for the Western District of Pennsylvania.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: May 18, 2006

ERIE FAMILY LIFE INSURANCE COMPANY

By:	/s/ Jeffrey A. Ludrof
Jeffrey A. Ludrof, President and
Chief Executive Officer

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